SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________________

FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

SIGNATURE GROUP HOLDINGS, INC.
(Name of Applicant)

175 North Riverview Drive
Anaheim, California 92808
(Address of principal executive offices)
_____________________

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

Title of Class	Amount
9% Notes due December 31, 2016	Aggregate principal amount of $39,000,000
_____________________

Approximate date of proposed public offering:  As soon as practicable after the effective date of the confirmed Plan of Reorganization for the Company.
_____________________

Name and address of agent for service:  David Brody, Vice President and Corporate Secretary, Signature Group Holdings, Inc., 175 North Riverview Drive, Anaheim, California 92808.

Copies to: Lance McKinlay, Manderson Schafer & McKinlay, LLP, 4695 MacArthur Court, Newport Beach, California 92660.  Walter Van Dorn, Sonnenschein Nath & Rosenthal LLP , Two World Financial Center, New York, New York 10281

GENERAL

Item 1.  General Information.

(a)           Signature Group Holdings, Inc. (formerly known as Fremont General Corporation) is a corporation (the “Company”).

(b)           The Company is organized under the laws of the State of Nevada.  The mailing address for the Company is 175 North Riverview Drive, Anaheim, California 92808.

Item 2.  Securities Act Exemption Applicable.

Pursuant to an Indenture, dated as of March 6, 1996 (the “Old Indenture”), between the Company and First Interstate Bank of California, as Trustee, the Company issued $100,000,000 aggregate principal amount of 9% Junior Subordinated Debentures due March 31, 2026 (the “Old Securities”) to Fremont Financing General Financing I, a Delaware statutory trust (“Fremont Financing”).  Fremont Financing issued $100,000,000 of 9% Trust Originated Preferred Securities (the “Preferred Securities”) with a liquidation preference of $25 per Preferred Security and $3,092,784 of 9% Trust Originated Common Securities (the “Common Securities”) with a liquidation amount of $25 per Common Security, and used the proceeds thereof to acquire the Old Securities.

The Company filed a petition for reorganization under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Central District of California, Santa Ana Division (the “Bankruptcy Court”), Case No. 8:08-bk-13421-ES.   Five plans of reorganization (the “Plans”) were proposed for the reorganization of the Company’s Old Securities and Preferred and Common Securities, among other claims, including the plan of reorganization that ultimately was confirmed by the Bankruptcy Court (the “Signature Plan”).

After a hearing on January 22, 2010, the Bankruptcy Court approved the form, scope and nature of solicitation, balloting and tabulation and notices with respect to the Plans.  An order memorializing the bench decision was entered on February 24, 2010 (the “Solicitation Procedures Order”).  Pursuant to the Solicitation Procedures Order, Kurtzman Carson Consultants (“KCC”), the court approved voting agent, served the Plans and other approved solicitation materials on the holders of Old Securities and Preferred Securities and other creditors allowed to vote accept or reject the Plan on or before January 29, 2010.  KCC provided the solicitation packages containing the Plans and ballots for voting to banks and brokerage firms listed as nominees on the records for the Old Securities and Preferred Securities for subsequent distribution of the solicitation materials to beneficial owners.  At the voting deadline, March 5, 2010 at 5 p.m. prevailing Pacific Time, the holders of the Old Securities and Preferred Securities had voted to accept the Signature Plan by the requisite number of holders and amount of claims.  There has been no further prospectus, notice, circular, letter, or other written communication sent or given to the holders of the Old Securities and Preferred Securities with respect to the Securities.

By order dated May 25, 2010, amended as of June 9, 2010, the Bankruptcy Court confirmed the Signature Plan, which became effective as of June 11, 2010 (the “Effective Date”). As part of Signature Plan, the Company will issue, among other forms of consideration, $39,000,000 of its Securities (hereinafter defined) to Holders of the Preferred Securities in satisfaction of all rights of payment from the Company under the Old Securities and the Preferred Securities for the period prior to the Effective Date.  The 9% Notes due December 31, 2016 (the “Securities”) will be issued under an indenture (the “Indenture”), which is the subject of this application.  A copy of the Disclosure Statement relating to the Signature Plan is attached hereto as Exhibit T3E and the Signature Plan is attached hereto as Exhibit T3F.

There has not been, nor is there going to be, any sale of Securities by the Company by or through an underwriter at or about the same time as the Plan or the offering, exchange and distribution of the Securities.  The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or other remuneration to any broker, dealer, salesman or other person for solicitation in connection with any aspect of the Plan.

The Company believes that the issuance of the Securities is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and state securities and “blue sky” laws pursuant to Section 1145(a)(1) of Title 11 of the Bankruptcy Code.  Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan or reorganization from registration under the Securities Act and under equivalent state securities and “Blue Sky” laws if the following requirements are satisfied:  (1) the securities are issued by the debtor (or an affiliate participating in a joint plan with the debtor or the debtor’s successor) under a plan or reorganization; (2) the recipients of the securities hold a pre-petition or administrative claim against the debtor or an interest in the debtor; and (3) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or are issued “principally” in such exchange and “partly” for cash or property.  The Company believes that the offer of the Securities under the solicitation and the exchange of the Securities under the Plan will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer is exempt from the registration requirements referred to above.

AFFILIATIONS

Item 3.  Affiliates.

Set forth below is a list of the Company and all direct and indirect subsidiaries of the Company (the “Subsidiaries” and each a “Subsidiary”).  Unless stated otherwise, each Subsidiary is directly or indirectly wholly owned by the Company.  The Company and each Subsidiary will continue its corporate existence unchanged after the Effective Date.

Affiliate	Jurisdiction of Incorporation or Qualification
Fremont Aviation Services Corporation	California
Fremont Compensation Insurance Group, Inc.	Delaware
FGC Commercial Mortgage Finance	California
Fremont Premium Finance Corp	California
Fremont Mortgage Securities Corp	Delaware
Fremont Reinsurance Co. Ltd	Bermuda
Fremont Legacy Assets Corporation	Nevada
Signature Credit Partners, LLC	Nevada

In addition, as of June 21, 2010, Mr. James A. McIntyre and his affiliates held 12.2% of the Company’s issued and outstanding Common Stock, however Mr. McIntyre is not a member of the Board of Directors of the Company, nor is he involved with the day-to-day management of the Company.

MANAGEMENT AND CONTROL

Item 4.  Directors and Executive Officers.

The following table sets forth the names of, and all offices held by, all current executive officers and directors (as defined in Sections 303(5) and 303(6), respectively, of the Trust Indenture Act of 1939 (the “TIA”) of the Company.  The mailing address for each executive officer and director listed below is c/o Signature Group Holdings, Inc., 175 North Riverview Drive, Anaheim, California 92808.

The executive officers and directors of the Company are as follows:

Name	Office(s)
Michael Blitzer	Director
Kenneth Grossman	Director
John Koral	Director
Norman Matthews	Director
John Nickoll	Director
Craig Noell	Director
Robert Peiser	Director
Richard A. Rubin	Director
Robert Schwab	Director
Richard A. Sanchez	Interim President and Interim Chief Executive Officer
Thea K. Stuedli	Executive Vice President, Chief Financial Officer and Treasurer
Donald E. Royer	Executive Vice President and General Counsel

Item 5.  Principal Owners of Voting Securities.

Presented below is certain information regarding those persons who, to the best of the Company’s knowledge, owned 10% or more of the voting securities of the Company as of June 21, 2010.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned1
James A. McIntyre c/o Rutan & Tucker, LLP 611 Anton Boulevard, 14th Floor Costa Mesa, CA 92626	Common Stock	11,036,9942	12.2%
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1           Percentage does not reflect 21,000,000 shares of the Company’s Common Stock that will be issued to the holders of the Preferred Securities pursuant to the Signature Plan.   If the 21,000,000 shares were included in the denominator to calculate the percentage of securities owned, Mr. McIntyre and his affiliates would own only 9.7% of the issuer’s outstanding voting securities.
2           Number of shares represents shares beneficially owned by Mr. McIntyre and his affiliates.

UNDERWRITERS

Item 6.  Underwriters.

(a)           No person has acted as an underwriter for the Company within the past three years.

(b)           No person is acting, or proposed to be acting, as principal underwriter of the Securities proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

Item 7.  Capitalization.

(a)           The following table sets forth information with respect to each authorized class of securities of the Company as of June 21, 2010:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock	190,000,000	90,880,1461,2

Preferred Stock	10,000,000	0
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1           This number does not reflect 21,000,000 shares of the Company’s Common Stock that will be issued to the holders of the Preferred Securities pursuant to the Signature Plan.
2           Warrants to purchase 3,000,000 shares of the Company’s Common Stock were outstanding as of June 21, 2010.

(b)           The current holders of common stock are entitled to one vote for each share held of record on all matters voted upon by stockholders (or in the case of the limited liability company, to vote pro rate to the membership interest held), and a majority vote is required for all action to be taken by stockholders.

INDENTURE  SECURITIES

Item 8.  Analysis of Indenture Provisions.

The following is a general description of certain provisions of the Indenture.  The description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto.  Capitalized terms used in this Item 8 and not defined elsewhere in the Application have the meanings given to such terms in the Indenture.

(a)           Events of Default; Withholding of Notice.

(i)           Events of Default

“Events of Default” include any one of the following events that has occurred and is continuing (whatever the reason for such Event of Default and whether it is voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1)           failure for ninety (90) days to pay any interest on the Securities when due;

(2)           failure to pay any principal on the Securities when due whether at Stated Maturity, following notice of redemption, by declaration, date fixed for payment thereto or otherwise;

(3)           failure by the Company to observe or perform in any material respect any other covenant herein for ninety (90) days after written notice to the Company from the Trustee or the Holders of at least 25% in principal amount of the Outstanding Securities;

(4)           default under any bond, debenture, indenture or any other evidence of Indebtedness for money borrowed by the Company having an aggregate outstanding principal amount in excess of $10 million, which default shall have resulted in such Indebtedness being accelerated, without such Indebtedness being discharged or such acceleration having been rescinded or annulled within thirty (30) days after receipt of notice thereof by the Company from the Trustee or by the Company and the Trustee from the Holders of not less than 25% in aggregate principal amount at Maturity of the Securities then Outstanding;

(5)           entry by a court having jurisdiction of (A) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization, receivership or other similar law or (B) a decree or order adjudging the Company a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable Federal or State law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of substantially all of the property of the Company, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 90 consecutive days;

(6)           (A) the commencement by the Company of a voluntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization, receivership or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or (B) the consent by the Company or to the entry of a decree or order for relief in respect of itself in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against the Company, or (C) the filing by the Company of a petition or answer or consent seeking reorganization or relief under any applicable Federal or State law, or (D) the consent by the Company to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of all or substantially all of the property of the Company, or (E) the making by the Company of an assignment for the benefit of creditors;

(7)           the Company shall become unable or fail generally to pay its debts as they become due;

(8)           failure by the Company to pay final judgments entered in a court or courts of competent jurisdiction aggregating in excess of $5 million, which judgments are not paid, discharged or stayed for a period of 90 days;

(9)           except as provided in the Indenture, the Securities are held in any judicial proceeding to be unenforceable or ceases for any reason to be in full force and effect or the Company, or any authorized Person acting on behalf of the Company, denies or disaffirms its obligations under the Securities; or

(10)           a material default, breach or violation of the Plan of Reorganization.

(ii)           Withholding of Notice

The Trustee is to give the Holders notice of any default under the Indenture which is made known to the officer of the Trustee having primary responsibility for administering this Indenture, confirmed in writing, and as and to the extent provided by the Trust Indenture Act; provided, however, that except in the case of a default in the payment of the principal of or interest on any Security, the Trustee is protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the interests of the Holders of Securities; provided, further, that in the case of any default of the character specified in item 3 of clause (a)(i) of Item 8 above, no such notice to Holders shall be given until at least 30 days after the occurrence thereof.

(b)           Authentication and Delivery of the Securities and the Application of Proceeds Thereof.

(i)           Authentication and Delivery of the Securities

The Securities are to be executed on behalf of the Company by its Chairman of the Board, its Vice Chairman of the Board, its President or one of its Vice Presidents, under its manual or facsimile corporate seal reproduced thereon attested by its Chief Financial Officer or one of its Assistant Treasurers, or Secretary or one of its Assistant Secretaries.  The signature of any of these officers on the Securities may be manual or facsimile.

Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

At any time and from time to time after the execution and delivery of the Indenture, the Company may deliver Securities executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities; and the Trustee in accordance with such Company Order is to authenticate and deliver such Securities as provided in the Indenture and not otherwise.

Each Security is to be dated the date of its authentication.

No Security is to be entitled to any benefit under the Indenture or is to be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for in the Indenture which is executed by the Trustee by manual signature, and such certificate upon any Security is to be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered under the Indenture.

(ii)           Application of Proceeds

The proceeds are to be used to satisfy all remaining rights of payment from the Company under the Old Securities and the Preferred Securities for the period prior to the Effective Date

(c)           Release of Any Note Collateral Subject to the Lien of the Indenture.

Not applicable.

(d)           Satisfaction and Discharge of the Indenture.

The Indenture shall cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Securities expressly provided for therein), and the Trustee, on written demand of and at the expense of the Company, is to execute instruments supplied by the Company acknowledging satisfaction and discharge of the Indenture, when:

(i)           either:

(1)           all Securities theretofore authenticated and delivered (other than (A) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 306 of the Indenture and (B) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 1003 of the Indenture) have been delivered to the Trustee for cancellation; or

(2)           all such Securities not theretofore delivered to the Trustee for cancellation:

(A)           have become due and payable, or

(B)           will become due and payable at their Stated Maturity within one year, or

(C)           if redeemable at the option of the Company, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of (A), (B) or (C) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(ii)           the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

(iii)           the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of the Indenture have been complied with.

Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Company to the Trustee under Section 607 of the Indenture and, if money shall have been deposited with the Trustee pursuant to sub-clause (2) of clause (i) of this Item 8(d), the obligations of the Trustee under Section 402 of the Indenture and the last paragraph of Section 1003 of the Indenture shall survive.

(e)           The Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture.

The Company is to deliver to the Trustee, within 120 days after the end of each fiscal year of the Company ending after the date of the Indenture, an Officers’ Certificate, stating whether or not to the best knowledge of the signers thereof the Company is in default in the performance and observance of any of the material terms, conditions and covenants of the Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Company is in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

Item 9.  Other Obligors.

Not applicable.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a)           Pages numbered 1 to 10, consecutively.

(b)           The statement of eligibility and qualification on Form T-1 of Wells Fargo Bank, National Association, as Trustee under the indenture to be qualified (filed herewith as Exhibit 25.1).

(c)           The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit T3A	Amended and Restated Articles of Incorporation of the Company, as in effect on the date of filing (filed herewith).

Exhibit T3B	Amended and Restated Bylaws of the Company, as in effect on the date of filing (filed herewith).

Exhibit T3C
Form of Indenture, to be dated as of the Effective Date, between the Company and Wells Fargo Bank, National Association, as trustee in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit T3D	Not applicable.

Exhibit T3E(1)	Disclosure Statement of the Signature Plan of Reorganization (filed herewith).

Exhibit T3E(2)	Plan of Reorganization (filed as Exhibit 2.1 to the Company’s 8-K filed on June 15, 2010 (Accession No. 0000950123-10-058339).

Exhibit T3F	Cross-reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (filed herewith).

Exhibit 25.1	Form T-1 qualifying Wells Fargo Bank, National Association, as trustee under the Indenture to be qualified (filed herewith).

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Signature Group Holdings, Inc., a corporation organized and existing under the laws of the State of Nevada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Anaheim in the State of California, on the 24th day of June, 2010.

SIGNATURE GROUP HOLDINGS, INC.

By:	/s/ Richard Sanchez
Name: Richard Sanchez
Title: Interim President and Chief Executive Officer